

March 10, 2021

Ernest Hemple
Chief Executive Officer
Hoop Street Center I Corp
20715 S 184th Place
Queen Creek, AZ 85142

>**Re: Hoop Street Center I Corp**
>**Amendment No. 6 to Offering Statement on Form 1-A**
>**Filed March 1, 2021**
>**File No. 024-11349**

Dear Mr. Hemple:

We have reviewed your amended offering statement and have the following comment. In our comment, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your offering statement and providing the requested information. If you do not believe our comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your offering statement and the information you provide in response to this comment, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our February 25, 2021 letter.

Amendment No. 6 to Offering Statement on Form 1-A

General

1. We note the revisions to your website in response to comment 2. However, your website appears be a solicitation of interest in your offering, and may in the future, once your offering is qualified, be an offer. Therefore, as requested in our prior comments, please update your website to include a hyperlink to your most recent offering circular, as required under Rule 251(d)(1)(iii) of Regulation A, and appropriate legends, as required under Rule 255 of Regulation A. The language provided on page 3 of your offering circular, along with an active hyperlink to your most recent offering statement, would satisfy these requirements. Please note that we will not qualify your offering statement until your website complies with the relevant rules.

Please contact Taylor Beech at 202-551-4515 or Katherine Bagley at 202-551-2545 with any questions.

Sincerely,

Division of Corporation Finance
Office of Trade & Services

cc: Adam Wardel, Esq.